Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 1, 2010, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE MARCH VOLUME AVERAGES 4.5 MILLION CONTRACTS/DAY

—March 2010 ADV: Down 8% from March 2009, up 7% from February 2010

—First-Quarter 2010: CBOE Volume Up 2%

CHICAGO, April 1, 2010 —The Chicago Board Options Exchange (CBOE) today reported average daily volume (ADV) of 4.5 million contracts in March for a monthly total of 104.4 million contracts. March’s average daily volume reflects an eight-percent decline from March 2009 and a seven-percent increase from February 2010 ADV.

For the first quarter of 2010, average daily volume at CBOE rose two percent from the same period one year ago.  Quarterly index option ADV rose 26 percent, while equity option and ETF option volume declined by two and ten percent, respectively.

	Current Month					Year-To-Date
(trades in thousands)	March 2010	March 2009	% Chg	February 2010	% Chg	March 2010	March 2009	% Chg
Trading Days	23	22		19		61	61
Total Exchange	104,431.7	108,888.8	-4%	80,670.8	29%	277,263.1	273,103.4	2%
Total Exchange ADV	4,540.5	4,949.5	-8%	4,245.8	7%	4,545.3	4,477.1	2%
Equity Options	56,230.0	58,137.9	-3%	39,529.0	42%	146,171.1	148,665.2	-2%
Equity Options ADV	2,444.8	2,642.6	-7%	2,080.5	18%	2,396.2	2,437.1	-2%
Index Options	25,096.0	21,310.0	18%	21,263.9	18%	67,670.3	53,689.9	26%
Index Options ADV	1,091.1	968.6	13%	1,119.2	-3%	1,109.3	880.2	26%
ETF Options	23,105.7	29,439.6	-22%	19,877.8	16%	63,421.4	70,744.8	-10%
ETF Options ADV	1,004.6	1,338.2	-25%	1,046.2	-4%	1,039.7	1,159.8	-10%

Expanded March volume information for index and ETF options is available at: www.cboe.com/data/monthlyvolume.aspx.

— more —

Page 2/3 CBOE March 2010 Volume Report

Market Share:

•                  During the first quarter, CBOE’s market share of total U.S. options industry volume was 30.0 percent, 0.1 of a percentage point under the same period in 2009. March 2010 market share was down 1.5 percentage points from March 2009 and 0.8 of a percentage point from February 2010.

•                  By product category during the first quarter, equity option market share rose 0.1 of a percentage point; index and ETF market share declined by 1.0 and 0.4 percentage points, respectively. CBOE March market share for index options was 91.9 percent, up 1.2 percentage points from March 2009. ETF and equity option market share declined by 2.0 and 3.4 percentage points, respectively, from March 2009.

	Current Month					Year-To-Date
	March 2010	March 2009	% pt. Chg	February 2010	% pt. Chg	March 2010	March 2009	% pt. Chg
Total Exchange	30.0%	31.5%	-1.5%	30.7%	-0.7%	30.0%	30.1%	-0.1%
Equity Options	25.1%	28.5%	-3.4%	25.2%	-0.1%	25.1%	25.0%	0.1%
Index Options	91.9%	90.7%	1.2%	94.7%	-2.8%	93.6%	94.6%	-1.0%
ETF Options	22.8%	24.8%	-2.0%	23.8%	-1.0%	23.4%	23.8%	-0.4%

March 2010 Highlights:

•                  On March 5, CBOE announced that it had entered into a license agreement with CME Group that extends the reach of CBOE’s volatility franchise. Under the agreement, CBOE will apply its proprietary CBOE Volatility Index® (VIX®) methodology to price data of, initially, up to five products that will be listed on one of CME Group’s exchanges and create new volatility benchmark indexes that it will license for use to CME Group. CBOE also will disseminate real-time data on the new benchmark indexes to CME Group and industry data providers.

•                  On March 5, CBOE launched trading in options on the S&P 500® Dividend Index (ticker symbol — DVS). The first contract of its kind in the U.S., S&P 500 Dividend Index options are listed exclusively at CBOE.

•                  March was the second busiest trading month ever for the CBOE Futures Exchange (CFE), with 217,429 contracts changing hands (nearly 9,500 contracts ADV).  For the month, trading volume was up 333 percent when compared to 50,271 contracts in March 2009 and up 16 percent from 188,236 contracts in February 2010.  March 2010’s ADV ranked in the top five all-time monthly ADV at CFE.

•                  On March 5, the CBOE Stock Exchange (CBSX) celebrated its third anniversary.  During March 2010, CBSX trading volume totaled 256.0 million shares, down 33 percent from March 2009 when 381.0 million shares changed hands.

•                  The top five most actively traded index and ETF options at CBOE were the S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), CBOE Volatility Index (VIX), PowerShares QQQ Trust (QQQQ) and iShares Trust-Russell 2000 Index Fund (IWM).

•                  The top five most actively traded equity options at CBOE were Citigroup (C), Apple (AAPL), Bank of America (BAC), Ford Motor Company (F) and General Electric (GE).

— more —

Page 3/3 CBOE March 2010 Volume Report

Chicago Board Options Exchange (CBOE), the largest U.S. options exchange and creator of listed options, continues to set the bar for options trading through product innovation, trading technology and investor education. CBOE offers equity, index and ETF options, including proprietary products, such as S&P 500 options (SPX), the most active U.S. index option, and options on the CBOE Volatility Index (VIX), the world’s barometer for market volatility. Other groundbreaking products engineered by CBOE include equity options, security index options, LEAPS, FLEX options, and benchmark products such as the CBOE BuyWrite Index (BXM). CBOE’s Hybrid Trading System incorporates electronic and open-outcry trading, enabling customers to choose their trading method. CBOE’s Hybrid is powered by CBOEdirect, a proprietary, state-of-the-art electronic platform that also supports the CBOE Futures Exchange (CFE), CBOE Stock Exchange (CBSX) and OneChicago. CBOE is home to the world-renowned Options Institute and www.cboe.com, named “Best of the Web” for options information and education.

CBOE is regulated by the Securities and Exchange Commission (SEC), with trades cleared by the AAA-rated Options Clearing Corporation (OCC).

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated. Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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